Filed by First Busey Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mid Illinois Bancorp, Inc.

First Busey Corporation Commission File No.: 0-15950

Busey & South Side Trust & Savings Bank: Core Rationale & FAQs

*PRIVATE & CONFIDENTIAL:  FOR INTERNAL BUSINESS USE ONLY

First Busey Corporation (“Busey”) and Mid Illinois Bancorp, Inc. (“Mid Illinois”) have agreed to merge their holding companies and, following this merger, to merge their respective banking subsidiaries, Busey Bank and South Side Trust & Savings Bank of Peoria (“South Side Bank”). Pending the completion of customary closing conditions, including regulatory and other approvals, it is expected that Mid Illinois will merge with and into Busey in the second half of 2017, and that the banks will merge in early 2018. The combined companies and banks will operate as First Busey Corporation and Busey Bank, respectively. This partnership of strong, local community-minded companies with Midwestern roots and values will advance our shared longstanding commitments to providing premier team member and customer experiences and supporting the communities where we work and live.

We understand you likely have many questions, and will receive many questions about this anticipated partnership. This is very natural and an expected part of the merger process. We encourage you to ask questions and to help us successfully navigate this partnership together. Below you’ll find core rationale and FAQs to help you better understand more about Busey, the reasoning behind why we believe Busey Bank and South Side Bank can form an ideal partnership, and some information about what to expect at this time. A separate Communication Points Summary has been created to assist you in conversations with customers and other community members who will likely inquire about this new partnership.

We intend these documents to provide you with currently available information and to be used as a reference to help answer your questions, as well as for you to answer questions from customers and community members.

It’s important to note that the transaction still remains subject to customary closing conditions and regulatory approvals. Until these approvals are obtained, we may not have definite answers to all of your questions. We ask for your patience and understanding. We are currently building a joint integration team and they will share more information as it becomes known. When all necessary approvals have been granted, we can provide more detailed information and will have several communication and project channels accessible to you to provide input, as well as to stay informed.

Thank you in advance for your open-mindedness, passion for service and your commitment to learning more about this new business partnership.

Member FDIC

Core Rationale for the Partnership & Busey Introduction

This partnership is about linking together like-minded, community-focused people and dynamic organizations to deliver best-in-class service experiences and to support what Busey Bank refers to as their “Pillars”—customers, associates, communities and shareholders. South Side Bank shares these core values and also lives the “Bank of Choice” mission.

Why Busey/South Side Bank?

Being a strong, local community bank for the communities we serve is important to both Busey Bank and South Side Bank—thanks to outstanding associates, we have both been successful growing our companies. As we join forces, we ask you to be part of this continued success and growth. Combining our organizations allows us to build upon and strengthen our shared beliefs, community focus and commitment to service excellence. We will have the resources to compete with the “Big Banks” through strengthened market share while maintaining a community bank culture that makes us better than the rest. In short, we can ‘out-small the bigs and out-big the smalls.’

Busey Bank and South Side Bank have similar strategic commitments of maintaining strong market share, solid credit practices and local decision-making authority to serve strong, multi-generational relationships through service-oriented tenured associates. This business combination offers a unique mix of scale, fit, geographical synergy and financial attractiveness for both organizations. Together, our size and scope allow for expanded market share in the greater Peoria area—moving us to #2 in deposit share in Peoria County—along with enhanced product & service offerings and flexible, local decision-making that gives us great advantages over our competitors, both large and small.  Additionally, the combined company will now manage over $6B in assets through Busey’s wealth management business.

Both organizations have demonstrated success in providing premier customer service; building and maintaining strong banking and trust relationships; and providing countless hours of human, social and financial capital to meet the needs of the communities we serve.

Additionally, this partnership makes sense culturally as both organizations invest in and value people as the most important asset of all. As such, both companies are laser-focused on building best-in-class experiences for associates—for Busey Bank, this includes enhanced training and leadership development opportunities, transparent communication channels, annual associate celebrations and ongoing appreciation events, robust health and wellness programs, as well as significant volunteer and community service opportunities.

Last but not least, from an investor and shareholder perspective, Busey offers a compelling story, an attractive investment opportunity and unique growth opportunity. As some of you may know, First Busey and First Community Financial Partners, Inc. (“First Community”) of the greater Chicagoland area are seeking regulatory and other approvals for their planned merger in 2017. Busey and First Community were the only two Illinois banks—out of 27 banks nationwide—to be named among the top performing small-cap banks and thrifts—Sm-All Stars—by Sandler O’Neill this past year. Further, South Side Bank customers will be able to leverage a strong Midwestern-banking footprint from Chicago to St. Louis to Indy and in-between.

How will we be successful together?

We will achieve success by collaborating—creating best practices and continuing to build upon two passionate and positive organizational cultures. By engaging the best and brightest talent, providing a premier, locally-based customer experience seamlessly across multiple lines of business, and remaining prideful of the fact we are a true community financial services company, we will support and spur economic development in our communities and generate superior long-term returns for our shareholders.

Who is Busey?

First Busey Corporation is a $5.4 billion financial holding company headquartered in Champaign, Illinois. Founded on January 13, 1868, the organization celebrates its 150th anniversary next year.  Its bank subsidiary, Busey Bank, has 28 locations in Illinois, primarily in the downstate Illinois markets, 13 in the St. Louis metropolitan area, 5 in southwest Florida and a banking center in Indianapolis, Indiana. Busey Bank is a full-service commercial-focused bank and also offers home mortgages through 17 loan production offices across the Midwest.

In addition, First Busey owns a retail payment processing subsidiary, FirsTech, Inc., which processes over 27 million transactions per year using online payment, lockbox processing and walk-in payments at its 3,000 agent locations in 36 states. We are excited that they also operate a substantial wealth management business with $5.4 billion in assets under care through Busey Wealth Management and Trevett Capital Partners.

Similar to South Side Bank, Busey Bank was built upon a strong commitment to customer, associate, community and shareholder experiences. Its company vision is: Service Excellence in Everything We Do for Our Pillars. As a testament to their commitment to associates, they were recently named American Banker’s 2016 Best Banks to Work For, one of only 60 banks selected across the country for this recognition, and were in the top 10 banks in the large asset size category. Additionally this past year, Busey was named one of the Best Places to Work in Illinois by Best Companies Group and was among 18 companies recognized in the large employer category (500 or more employees). Busey was honored that associate feedback made both these awards possible.

Busey’s Net Promoter Score® (NPS®), a key measure of service as experienced by the customer, continues to trend upward over the past two years. FirsTech achieved an unprecedented “best-in-class” NPS® of 90.9 out of 100 for its annual survey—outranking all businesses across all industries—and Busey yielded a score of 37.5—a 67% improvement over the past two years, and remained above the financial industry mean for the fourth year in a row. Additionally, Busey utilizes Gallup Q12® to independently measure associate engagement and continually improve the associate experience—exceeding the financial industry average score with a 4.15/5. Busey is committed to investing in associates as over 40% of its associate base participates in formal training and leadership development, and 80% of associates are engaged in its new, innovative health and wellness program, B Well. Investments in B Well include stress management, lifesaving biometric screenings, a corporate health and wellness coach, health club reimbursements and Health Savings Account (HSA) investments funded by the company. Busey has also received numerous local and state community service awards, as well as national awards including being named Independent Banker® magazine’s Social Media Leader for a third consecutive year.

Busey is humbled by these accomplishments and actively seeks partnerships with companies like Mid Illinois who share similar values and whose team members will further contribute to the continued success of the company.

More information about Busey, the Busey Promise and Busey’s History & Heritage can be found at busey.com.

We ask for your support in helping us grow forward, together. The following are answers to potential questions that may be on your mind at this time. Additional talking points are also available to help you communicate about the anticipated business combination with your customers and communities.

Common Questions | FAQs

When will this transaction take place?

Assuming customary closing conditions and regulatory approvals are met, we anticipate merging the holding companies during the second half of 2017, and that the banks would subsequently merge in early 2018; however, no definitive timelines have been established at this time.

How did this partnership come about? And why Busey?

This partnership of strong, local community banks with Midwestern roots and values advances our shared longstanding commitments to supporting the communities we serve—allowing us to remain a locally operated financial services organization for years to come.

•                  Through this partnership, we expect to further our organization through balanced, integrated growth strategies while staying committed to strong community roots.

•                  The merger represents a fortification of the established footprints of both organizations in the Peoria Metropolitan Statistical Area (MSA) and significantly expands the reach of South Side Bank to communities throughout Illinois and to Missouri, Indiana, Florida and beyond. Busey is dedicated to a focused commercial and wealth management growth effort, built on solid, innovative retail/mortgage banking foundations and funding. Expanding our capital strength enables larger commercial credits, spurring additional economic and community development opportunities, while preserving our community bank approach and immediate cross-sell opportunities with additional trust and wealth management offerings, as well as expanded lending, cash management capabilities, and farm management and brokerage services. Together, we form a thriving, innovative company with full-service capabilities to help clients reach financial freedom, achieve homeownership goals and build businesses.

•                  We believe we are natural partners because of our presence in and understanding of the greater Peoria market. Furthermore, Busey’s current Peoria footprint, coupled with its broad range of financial services, will complement the existing service offerings of South Side Bank—from progressive delivery channels through our online and mobile banking platforms and an extensive ATM network of 25,000+, to a strong capital position that allows for additional economic and community development opportunities—all while preserving a community bank approach which the greater Peoria community values.

•                  Further, today’s banking environment is very different than before the financial crisis—particularly the regulatory environment. The cost of operating a bank is much higher today and the financial returns are much lower. A combined organization will be able to take advantage of economies of scale, while our similar cultures and focus on building long-term client relationships will contribute to shareholder value.

•                  Last but certainly not least, Busey is a company who values its associates above all. This was an important consideration for South Side Bank. We believe we are partnering with a team who is equally committed to making our company the best place to work in the greater Peoria area and beyond.

What do I need to do right now?

Customers and associates can expect to, and should, operate as usual right now. Until the bank merger, anticipated to occur in early 2018, there will be no immediate merger-related changes for Busey Bank or South Side Bank customers. In the meantime, we encourage you to continue focusing on what you do best—serving each other and your customers, while delivering leadership, stewardship and advocacy to the community. A joint integration team will be created and, with your input, will work to make the transition as seamless as possible.

Communicating with customers and front-line associates regarding customer-impact modifications, once known, will be a top priority of the joint merger integration team.

What do you anticipate the public’s reaction to be?

Over the next few days, you could potentially read headlines that may not fully convey the nature of our partnership or convey the true spirit of our relationship. Busey Bank and South Side Bank believe the best time to join forces is now because there is a huge opportunity to leverage each other’s strengths:

•                  We believe that Busey Bank is the right strategic partner—one whose vision and passion for serving its communities is closely aligned with the principles upon which South Side Bank was founded nearly a century ago.

•                  The strength of Busey Bank and South Side Bank’s combined capital positions will allow for larger commercial and small business credits, spurring additional economic and community development opportunities, all while preserving the community banking approach that best serves our communities.

•                  A strength of this partnership is the set of common beliefs, the tradition of excellence, the strong leadership and the community commitment shared by our organizations.

Will South Side Bank change its name to Busey Bank?

South Side Bank branches will be branded Busey Bank upon the merger of the banks, which is expected to occur in early 2018.

Will we close any branches?

An in-depth analysis of customer metrics—measuring transaction volumes, customer trends and preferences, personal loans, deposits, etc. over a significant period of time—will be conducted as a part of our ongoing due diligence process for our entire newly-combined footprint. Our priorities concerning any decisions around potential branch closings, adjustments to branch hours of operation, etc. are minimizing customer and associate disruption and enhancing our service models and operating efficiencies to support long-term, sustainable growth—allowing us to remain a locally owned and operated organization well into the future.

How do I know if I will have a job with Busey?

Busey continuously evaluates all aspects of its business to ensure alignment with its long-term growth initiatives—through efficiency and strategic service models, we strive to remain a nimble, responsive organization, allowing us to serve all of our customer’s needs, reward associates for the growth they create and provide returns to shareholders. Until the merger of the two banks in 2018, there are no anticipated large-scale changes to either company’s employment base. Additionally, the HR teams will work closely together to manage normal attrition within the companies and to fill open positions with any impacted associates as much as possible.

Will our pay, benefits or years of service change?

Both companies have a similar philosophy on pay and benefits and both carry the pride of knowing associates are offered a strong, competitive total rewards package; we do not expect this approach to change. Additionally, associates’ years of service for employment and related matters including such things as leave entitlement and benefits will be recognized.

Busey offers a wide range of employee benefits including incentive and bonus pay, HSA funding, profit sharing contributions and an employee stock purchase plan, which allows employees to purchase shares of Busey’s common stock through payroll deductions at a discount. More information will be shared as it becomes available.

What changes should customers expect?

South Side Bank should continue to provide customers with the level of service and exceptional products they have come to expect. It is business as usual right now for all operations, customer products, rates and services and associate policies and procedures.

Subsequent to the closing of the holding company merger, there will be a number of operational considerations as we align our two companies and select best practices; rest assured, every effort will be made to minimize the impact to our customers and associates.

When the banks are joined together, customers will be able to take advantage of increased lending limits; an expanded range of online, banking, and payment processing capabilities; as well as expanded access to commercial lending, cash management and wealth management experts with decades of experience. Busey has successfully integrated multiple bank acquisitions in the past few years and follows a comprehensive project management plan as a guide to help ensure a smooth transition. The integration team will keep you informed of any new information related to merger of the banks, expected to occur early 2018.

Should we be concerned about integrating with Busey in conjunction with First Community?

Busey’s management feels prepared for, comfortable with and excited about the opportunity to integrate South Side Bank associates and customers with those of First Community in connection with the First Community acquisition. In recent years, we’ve successfully integrated two other leading organizations and continue to refine our processes around seamlessly merging our organizations together. Further, our team of dedicated leaders and associates is wholly committed to ensuring positive customer and team member experiences throughout this process.

Whom do I contact if I have questions?

If you have questions or concerns, please reach out to your local executive leadership team. As we move toward closing the merger, we will set up an Intranet and other communication channels for the two companies where important communications will be posted. Frequent status updates and communications are anticipated.

What can I say to customers and community members?

We hope you’re as excited as we are about the possibilities outlined above. As such, we encourage you to actively communicate with customers. A separate Communication Points Summary has been created to assist you in this process.

Special Note:  Please direct any South Side Bank media inquiries to Emma Vandeveer, Greg Rice or Mark Joseph.

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey and Mid Illinois.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s and Mid Illinois’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor Mid Illinois undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and Mid Illinois to control or predict, could cause actual results to differ materially from those in any forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and Mid Illinois will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Mid Illinois with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required shareholder approval; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, national and international economy; (ix) changes in state and federal laws, regulations and governmental policies concerning First Busey’s and Mid Illinois’s general business; (x) changes in interest rates and prepayment rates of First Busey’s and Mid Illinois’s assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of Mid Illinois; (xvi) unexpected outcomes of existing or new litigation involving First Busey or Mid Illinois; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning First Busey and Mid Illinois and their respective business, including additional factors that could materially affect First Busey’s and Mid Illinois’s financial results, are included in First Busey’s and Mid Illinois’s filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

First Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Mid Illinois that also constitutes a prospectus of First Busey, which will be sent to the shareholders of Mid Illinois. Mid Illinois’s shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about First Busey, Mid Illinois and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Busey and Mid Illinois can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey’s website at www.busey.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4544, or from Mid Illinois, upon written request to Mid Illinois Bancorp, Inc., Attn: Mark Joseph, 2119 S.W. Adams Street, Peoria, Illinois 61602 or by calling 309-676-0521.

Participants in this Transaction

First Busey, Mid Illinois and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of First Busey relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.